SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(AMENDMENT NO. 5)
 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

DYCOM INDUSTRIES, INC.
(Name of Subject Company (Issuer))
DYCOM INDUSTRIES, INC. (ISSUER)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $0.33 1/3 Per Share
(Including the Associated Preferred Stock Purchase Rights
issued under the Shareholder Rights Agreement)
(Title of Class of Securities)
267-475-10-1
(CUSIP Number of Class of Securities)
Richard B. Vilsoet, Esq.
General Counsel and Corporate Secretary
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408
(561) 627-7171
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)
Copy to:
Thomas J. Friedmann, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW, Suite 900
Washington, D.C. 20004-2604
(202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$199,500,000	$23,481.15

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 9,500,000 shares of common stock at the maximum tender offer price of $21.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,481.15	Filing Party: Dycom Industries, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 13, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 13, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 27, 2005, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 29, 2005, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 5, 2005, and Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 11, 2005 (collectively, the “Schedule TO”) by Dycom Industries, Inc., a Florida corporation (the “Company”), relating to a tender offer by the Company for up to 9,500,000 shares of its common stock (the “Shares”), par value $0.33 1/3 per share, including the associated preferred stock purchase rights (the “Rights”) issued under the Shareholder Rights Agreement dated April 4, 2001 between the Company and First Union National Bank, as Rights Agent, at a price not greater than $21.00 nor less than $18.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.
     The information in the Offer is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 11. ADDITIONAL INFORMATION
Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:
On October 12, 2005, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated by reference herein.
ITEM 12. EXHIBITS
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit (a)(5)(E)	Press Release dated October 12, 2005, announcing preliminary results of tender offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 12, 2005

DYCOM INDUSTRIES, INC.
By:	/s/ Richard L. Dunn
	Name:	Richard L. Dunn
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated September 13, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 13, 2005.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 13, 2005.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release, dated September 12, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on September 13, 2005.
(a)(1)(H)*	Press Release, dated September 12, 2005.
(a)(1)(I)*	Summary Advertisement.
(a)(1)(J)*	Letter to Stockholders from the President and Chief Executive Officer of the Company dated September 13, 2005.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)**	Press Release, dated September 23, 2005.
(a)(5)(B)**	Press Release, dated September 27, 2005.
(a)(5)(C)***	Press Release, dated October 4, 2005.
(a)(5)(D)****	Press Release, dated October 11, 2005.
(a)(5)(E)*****	Press Release, dated October 12, 2005.
(b)(1)
Credit Agreement dated as of December 21, 2004, among the Company and certain lenders named therein, Wachovia Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Suntrust Bank, Harris Trust and Savings Bank, HSBC Bank USA and LaSalle Bank National Association, as Documentation Agents and Wachovia Capital Markets LLC, as sole lead arranger and sole bookrunner, incorporated by reference from Exhibit 10.1 to Form 8-K dated December 23, 2004 (File No. 001-10613).

(b)(2)	First Amendment to Credit Agreement, dated as of September 12, 2005, incorporated by reference to Exhibit 10.1 on Form 8-K dated September 13, 2005.
(d)(1)	1991 Incentive Stock Option Plan, incorporated by reference to the Company’s Definitive Proxy Statement filed with the Commission on November 5, 1991.
(d)(2)	1998 Incentive Stock Option Plan, incorporated by reference to the Company’s Definitive Proxy Statement filed with the Commission on September 30, 1999 (File No. 001-10613).
(d)(3)	2001 Directors Stock Option Plan, incorporated by reference to Exhibit B of the Company’s Definitive Proxy Statement, filed with the Commission on October 9, 2001 (File No. 001-10613).
(d)(4)	2002 Directors Restricted Stock Plan, incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement, filed with the Commission on October 22, 2002(File No. 001-10613).
(d)(5)	2003 Long-Term Incentive Plan, incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement, filed with the Commission on October 30, 2003 (File No. 001-10613).
(d)(6)
Shareholder Rights Agreement, dated April 4, 2001, between the Company and the Rights Agent (which includes the Form of Rights Certificate, as Exhibit A, the Summary of Rights to Purchase Preferred Stock, as Exhibit B, and the Form of Articles of Amendment to the Articles of Incorporation for Series A Preferred Stock, as Exhibit C),

incorporated by reference to Dycom’s Form 8-A filed with the Commission on April 6, 2001 (File No. 001-10613).
(g)	Not Applicable
(h)	Not Applicable

*	Previously filed on Schedule TO on September 13, 2005.

**	Previously filed on Amendment No. 1 to Schedule TO on September 27, 2005.

***	Previously filed on Amendment No. 3 to Schedule TO on October 5, 2005.

****	Previously filed on Amendment No. 4 to Schedule TO on October 11, 2005.

*****	Filed herewith.